Exhibit 12

                               Pharmos Corporation

       Statement of Computation of Shortfall of Earnings to Fixed Charges
                             and Preferred Dividends


                                                                                                                     9 Mos. Ended
                                           1997           1998           1999            2000            2001       Sept 30, 2002
                                      ------------    -----------    -----------    ------------    ------------    ------------
Net Loss                              ($ 8,233,547)   ($4,663,347)   ($4,618,190)   ($ 7,984,202)   ($11,239,469)   ($13,767,656)
Extraordinary Items                        416,248             --             --              --      16,285,324              --
                                      ------------------------------------------------------------------------------------------
Net Gain/(Loss) from continuing
operations applicable to common
shareholders                            (7,817,299)    (4,663,347)    (4,618,190)     (7,984,202)      5,045,855     (13,767,656)

Fixed charges:
Interest expense (including
amortization of the debt discount)          17,346          9,946         30,525       2,360,085       1,713,806         772,499
Interest component of net rents (1)        239,821        146,328        136,641         109,749         117,931         112,294
                                      ------------------------------------------------------------------------------------------

Total Fixed Charges                        257,167        156,274        167,166       2,469,834       1,831,737         884,793

Preferred Dividend Requirements:
Embedded dividends                      (1,952,767)      (642,648)            --              --              --              --

Preferred stock dividends                 (240,375)      (242,295)       (22,253)             --              --              --
                                      ------------------------------------------------------------------------------------------

Total Preferred Dividends               (2,193,142)      (884,943)       (22,253)             --              --              --

Total fixed charges and preferred
Dividend Requirements                   (2,450,309)    (1,041,217)      (189,419)     (2,469,834)     (1,831,737)       (884,793)

Ratio of earnings to combined fixed
charges and preferred dividends (2)             --             --             --              --        3.75 : 1              --

Total Shortfall                         10,267,608      5,704,564      4,807,609      10,454,036              --      14,652,449
                                      ==========================================================================================

(1) The Interest component of net rents is estimated to be one-third of rent expense.

(2) Due to the registrant's loss, the ratio coverage was less than 1:1. The additional earnings necessary to achieve a coverage ratio of 1:1 is listed in the "Total Shortfall".